November 27, 2007

Mail Stop 6010

By U.S. Mail and facsimile to 847-402-6639

The Allstate Corporation
2775 Sanders Road
Northbrook, Illinois 60062
Attn: Mary McGinn, Secretary and
Deputy General Counsel

> **Re: The Allstate Corporation**
> **Definitive 14A**
> **Filed April 2, 2007**
> **File No. 1-11840**

Dear Ms. McGinn:

We have completed our review of your executive compensation and related disclosure, and we have no further comments at this time.

Please note that the company is responsible for the adequacy and accuracy of the disclosure in its filing. We are not approving any proposed disclosure you may have included in your response letter or any disclosure you include in your future filings in response to our comments.

If you have any further questions regarding our review of your filing, please call me at (202) 551-3612.

Sincerely,

Michael Reedich
Special Counsel